China Yuchai International Appoints New President

Singapore, Singapore – September 14, 2011 – China Yuchai International Limited (NYSE: CYD) (“China Yuchai” or the “Company”), announced today the appointment of Mr. Benny H. Goh as its new President and as a director of the Company effective September 14, 2011. Mr. Weng Ming Hoh who has been holding the position of acting President and Chief Financial Officer since the departure of the previous President in June 2011 will, with Mr. Goh’s appointment relinquish his role as acting President and continue with his position as Chief Financial Officer.

Mr. Goh who is an Oxford Graduate and holds a Harvard MBA, is a management executive by profession. He has extensive experience in management, strategy and business turnarounds in the international arena which include China, North Asia, South East Asia and the United States.

Prior to this appointment, Mr. Goh was Vice President & Managing Director of North Asia for Ingersoll Rand’s Climate Solutions business and was responsible for the operations of the territory including Hong Kong, Taiwan, Korea and Japan. Before that, he was with Trane Commercial Systems where he was based out of Shanghai, China as Vice President of Strategic Development and Marketing for Asia Pacific. His work was focused on the Greater China and Asia Pacific region. Previous to this, Mr. Goh was a Director of Corporate Finance with Ernst & Young in Singapore prior to relocating to Shanghai with Trane. He started his business career at A.T. Kearney’s headquarters in Chicago, where he advised Fortune 500 companies on business strategies across a number of industries including the automotive sector.

From 1984 to 1992, Mr. Goh served in the Republic of Singapore Air Force and he rose to the rank of Lt Colonel before moving to the private sector. Mr. Goh, a Singapore President’s Scholar, earned his MBA from the Harvard Graduate School of Business in 1995 and an MA in physics from Oxford University in the United Kingdom in 1988. He also holds a Bachelor of Arts degree in Physics (Hons) from Oxford University, UK. Mr. Goh is fluent in several languages including English and Mandarin.

About China Yuchai International

China Yuchai International Limited, through its subsidiary, Guangxi Yuchai Machinery Company Limited (“GYMCL”), engages in the manufacture, assembly, and sale of a wide array of light-duty, medium-sized and heavy-duty diesel engines for construction equipment, trucks, buses and cars in China. GYMCL also produces diesel power generators, which are primarily used in the construction and mining industries. Through its regional sales offices and authorized customer service centers, the Company distributes its diesel engines directly to auto OEMs and retailers and provides maintenance and retrofitting services throughout China. Founded in 1951, GYMCL has established a reputable brand name, strong research and development team and significant market share in China with high-quality products and reliable after-sales support. In 2010, GYMCL sold 551,592 diesel engines and is recognised as a leading manufacturer and distributor of diesel engines in China. For more information, please visit http://www.cyilimited.com

For more information, please contact:

Kevin Theiss / Dixon Chen

Grayling

Tel: +1-646-284-9409

Email: kevin.theiss@grayling.com

Dixon.chen@grayling.com